CONSULTING AGREEMENT
                 MaxxZone.com Inc - Mr. F.R.
                 Rojas

AGREEMENT dated February 28th of 2003 between Fred R. Rojas, of 19 West Beckonvale Circle, The Woodlands, TX 77382 (the "Consultant"), and MaxxZone.com, Inc., a business entity duly organized and operating under the laws of the State of Nevada, whose business address is 1770 N. Green Valley Parkway, Suite 3214, Las Vegas, Nevada,. (MaxxZone).

WHEREAS, MaxxZone is engaged in the business of international development and marketing of telecommunications carrier networks and technologies; (the "Business") via its divisions China
MaxxTEL, and future divisions such as MaxxTEL.

WHEREAS, MaxxZone wishes to retain the Consultant as an independent contractor, and the Consultant wishes to be retained in such capacity and perform certain services for MaxxZone to promote the interests of the Business.


THEREFORE, the parties hereto agree as follows:

a. Consulting.

(1) MaxxZone hereby retains Consultant and Consultant hereby accepts such engagement, for the term and under the conditions and requirements specified herein, with such duties and responsibilities as may reasonably be assigned to pursuant to this Agreement, including research, development, implementation and management all of the telecommunications business of MaxxZone, serving in the position of President to its planned international telecommunications division China MaxxZone, and the management of any of its future divisions and/or acquisitions such as MaxxTEL. The Consultant's compensation shall be that specified below.

(2) Consultant's principal duties shall include providing new business opportunities in the international telecommunications arena, including the marketing of carrier networks and wireless transmission technologies to significantly increase the revenue streams in 2003 and beyond, and position the company as a viable provider of telecommunications services to carriers in the international markets. However, Consultant shall have no authority to accept, reject, or modify any contract entered into by MaxxZone's officers or directors, without the express written consent of MaxxZone.

(3) Consultant shall receive a compensation, as a recognized senior executive in the industry, of TWO Million (2,000,000) fully paid and non-assessable freetrading shares of common securities in MaxxZone, for each of the various services consultant performs as required by the Senior Management of MaxxZone (the "Compensation"). Consultant shall bill MaxxZone for all ordinary, reasonable and necessary business expenses and MaxxZone shall pay such amounts in a timely manner. Compensation shall become due and payable immediately upon the execution of this Agreement.


(4) The Consultant shall devote Consultant's best efforts, at the times and places reasonably deemed appropriate to the duties hereunder. However, it is expressly agreed that Consultant may serve as a consultant, manager, investor, or employee to other persons, without limitation.


5) The principal place of business of the Consultant shall be at such places as Consultant, in Consultant's reasonable discretion, may choose from time to time. Consultant shall provide not less than twenty (20) days advance notice of any change in the principal place of business.

b. Status.


The Consultant shall be treated in all respects as an independent contractor and MaxxZone shall not withhold any taxes on account of services rendered to it by Consultant. Consultant represents that Consultant regularly holds itself out as a consultant to others, maintains its own office, has business cards other than for the services provided to MaxxZone, and assumes all risk of Consultant's classification as an independent contractor and not an employee.

c. Term of Retainer.


The term for which Consultant shall be retained hereunder shall commence on the date hereof and shall terminate upon the earlier of (i) the cessation of the Business of MaxxZone; (ii) the death or substantial disability of Consultant; or (iii) the last day of the twelfth month following the date of this Agreement. However, notwithstanding anything herein to the contrary, this Agreement shall terminate on February 28, 2004.

d. Extension, Termination and Arbitration.

(1) If Consultant shall be terminated by MaxxZone, Consultant shall be entitled to any amounts due and owing as compensation under their agreement to the extent earned, as defined herein, on a pro-rata beyond the period covered by the initial issuance of shares, plus reimbursement for Ordinary, reasonable and necessary expenses incurred prior to termination.


(2) If Consultant engagement by MaxxZone is terminated for any reason, Consultant agrees to protect the value of MaxxZone's Confidential Information and Inventions and will prevent their misappropriation or disclosure. Consultant agrees not to disclose any Confidential Information or Inventions for Consultant's benefit or the benefit of any third party, or to the detriment of MaxxZone or its Clients.

(3) Any disputes arising between the Consultant and MaxxTEL shall be settled by Arbitration in the State, and under the laws of, Nevada.

e. Disability or Death.

The Consultant shall be deemed substantially disabled if (i) the Consultant and MaxxZone agree that the Consultant is substantially disabled; or (ii) for a period of thirty (30) consecutive days, the Consultant is unable, as a result of any physical, mental or emotional illness, ailment, or accident effectively discharge Consultant's duties hereunder. If the Consultant shall be substantially disabled as defined herein, MaxxZone may then immediately upon Notice to the Consultant terminate this Agreement and MaxxZone's obligation to pay the Consultant the Compensation hereunder will likewise terminate.

f. Expenses.

MaxxZone shall be responsible for any and all ordinary, reasonable and necessary expenses which Consultant incurs in performing the duties assigned hereunder. The Consultant shall be responsible to provide reasonable corroboration to MaxxZone one of any such expenses.

g. Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed, b either registered mail or certified mail return receipt requested, to the parties hereto at the addresses listed herein, or at such other address for a party as shall be specified b notice given pursuant hereto ("Notice").

h. Miscellaneous.

(I) This Agreement constitutes the entire agreement between the parties hereto, supersedes all existing agreements between them, and cannot be changed or terminated except by a written agreement. signed by the parties and may not be assigned by either party.

(2) This Agreement shall be construed in accordance with the substantive law of Nevada.
Executed for and on behalf of the Parties on the date first written above.


For MaxxZone, Inc.

Signed By:                     /s/ Dr. R.W. Wise
                              ----------------------
                              Dr. R.W. Wise,  Chairman


Signed By:                     /s/ Roland Becker
                              -----------------------
                              Roland Becker, President


For Consultant

Signed By:                     /s/ Fernando R. Rojas
                               ----------------------
                               Fernando R. Rojas